EXHIBIT 3.1

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
TRANSDEL PHARMACEUTICALS, INC.

The undersigned, Mark L. Baum, Esq., hereby certifies that:

1.   He is the Secretary of TRANSDEL PHARMACEUTICALS, INC., a Delaware corporation (the “Corporation”).

2.   The Corporation was originally incorporated under the name Bywater Resources Inc. and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on January 11, 2006.   The Corporation filed with the Delaware Secretary of State a Restated Certificate of Incorporation on September 11, 2007, a Certificate of Ownership on June 20, 2011 and a Certificate of Designation on December 9, 2011.

3.   Article First of the Amended and Restated Certificate of Incorporation of the Corporation is amended and restated to read in its entirety as follows:

“The name of this Corporation is Imprimis Pharmaceuticals, Inc.”

4.   Article Fourth, Paragraph A of the Amended and Restated Certificate of Incorporation of the Corporation is amended and restated to read in its entirety as follows:

“The total number of shares of stock that the Corporation shall have authority to issue is Four Hundred Million (400,000,000).  The Classes and aggregate number of share of each class which the Corporation shall have authority to issue are as follows:

1.           Three Hundred Ninety-Five Million (395,000,000) shares of Common Stock, par value $0.001 per share (the “Common Stock”); and

2.           Five Million (5,000,000) shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”); and”

5.   Article Fourth, Paragraph C of the Amended and Restated Certificate of Incorporation of the Corporation is amended and restated to read in its entirety as follows:

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“Upon the effectiveness of this Certificate of Amendment of the Restated Certificate of Incorporation, each outstanding eight shares of Common Stock of the Corporation shall be combined and converted into one (1) share of Common Stock.  No shareholder holding at least 100 shares prior to the reverse stock split shall hold less than 100 common shares following the reverse stock split.  No fractional shares shall be recorded in the stock ledger of the Corporation as a result of the stock split provided for above.  No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock shall be entitled to receive cash for such holder’s fractional share based upon the fair market value of the Common Stock as of the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware as determined by this Corporation’s Board of Directors.”

6.   This Certificate of Amendment has been duly adopted by the Board of Directors and stockholders of this Corporation in accordance with Sections 242 and 228 of the General Corporation Law of the State of Delaware.

7.   This Certificate of Amendment shall become effective on February 28, 2012.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of Certificate of Incorporation on this 25th day of January, 2012.

Mark L. Baum, Esq.
Secretary and Chairman of the Board of Directors